

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Thomas West
Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, CA 94025

> **Re: Intersect ENT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 9, 2020**
> **File No. 001-36545**

Dear Mr. West:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Brett White, Esq.